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                              July 11, 2022

       Timothy Lu, M.D., Ph.D
       Chief Executive Officer
       Senti Biosciences, Inc.
       2 Corporate Drive, First Floor
       South San Francisco, CA 94080

                                                        Re: Senti Biosciences,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 28, 2022
                                                            File No. 333-265873

       Dear Dr. Lu:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed June 28, 2022

       Cover Page

   1. For each of the common stock shares being registered for resale, disclose the price that the selling securityholders
paid for such shares.
   2. We note the significant number of redemptions of your common stock in connection with your business
combination and that the shares being registered for resale will constitute a considerable percentage
of your public float. We also note that many of the shares being registered for resale
were purchased by the selling securityholders for prices considerably below the current
market price of the common stock. Highlight the significant negative impact sales of shares
on this registration statement could have on the public trading price of the common stock.
 Timothy Lu, M.D., Ph.D
FirstName  LastNameTimothy   Lu, M.D., Ph.D
Senti Biosciences, Inc.
Comapany
July       NameSenti Biosciences, Inc.
     11, 2022
July 11,
Page  2 2022 Page 2
FirstName LastName
Prospectus Summary
Overview, page 6

3. In light of the significant number of redemptions and LifeForce Capital not funding the
         $16.2 million pursuant to a certain subscription agreement entered into concurrently with the execution of the Business Combination Agreement in December 2021, expand your discussion of capital resources to address any changes in the company s liquidity position since the business combination. If the company is likely to have to seek additional capital,
         discuss the effect of this offering on the company   s ability to
raise additional capital.
4. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock.
Risk Factors, page 11

5. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
General

6. Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the sponsor, private placement investors, PIPE investors, and any other selling securityholders acquired their shares, and the price that the public securityholders acquired their shares. Disclose that while the sponsor, private placement investors, PIPE investors, and any other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 Timothy Lu, M.D., Ph.D
Senti Biosciences, Inc.
July 11, 2022
Page 3

statement.

       Please contact Dillon Hagius at 202-551-7967 or Jason Drory at 202-551-8342 with any questions.



                                                         Sincerely,
FirstName LastNameTimothy Lu, M.D., Ph.D
                                                         Division of
Corporation Finance
Comapany NameSenti Biosciences, Inc.
                                                         Office of Life
Sciences
July 11, 2022 Page 3
cc:       Maggie Wong
FirstName LastName